                                  Filed by: Applied Science and Technology, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                           Subject Company: Applied Science and Technology, Inc.
                                                   Exchange Act File No. 0-22646


AT THE COMPANY                     THE FINANCIAL RELATIONS BOARD
--------------                     -----------------------------
John M. Tarrh                      Michael Lawson   Beth Lewis     Martin Gitlin
Vice President and Treasurer       (general info)   (analyst info) (media info)
                                   617-369-9240     617-369-9240   212-661-8030
William S. Hurley
Senior Vice President and Chief Financial Officer
978-284-4000

FOR IMMEDIATE RELEASE
October 6, 2000


                       ASTeX RESPONDS TO STOCKHOLDER SUIT
                       ----------------------------------

WILMINGTON, MASS. - OCTOBER 6, 2000 - Applied Science and Technology, Inc. ("ASTeX") (Nasdaq: ASTX), a leading provider of precision reactive gas processing solutions to the OEM semiconductor, medical, and industrial markets, today announced that a stockholder has filed suit in the Court of Chancery of the State of Delaware alleging that the terms of its proposed merger with MKS Instruments are inadequate. The suit seeks, among other things, to enjoin the Directors of ASTeX from proceeding with the merger agreement with MKS Instruments.

Dr. Richard S. Post, Chairman and Chief Executive Officer, said, "We believe that the suit is completely without merit and intend to vigorously defend against the claim. The Board of Directors conducted a thorough and exhaustive review of the proposed transaction and was counseled by an independent financial advisor, CIBC World Markets. The Board believes that the strong strategic rationale and enhanced growth potential in both domestic and Asian markets afforded by the merger are in the best interests of ASTeX's stockholders."

ASTeX provides precision reactive gas processing solutions and specialty power sources to the OEM semiconductor, medical and industrial markets, and complete process systems for advanced packaging, telecommunications and magnetic sensor applications. ASTeX's broad product line is based on one or more of our core technologies including precision reactive gas processing, power sources and system integration. Depending on customer needs, ASTeX provides varying levels of integration-from components to integrated subsystems to complete process solutions. For more information, visit the ASTeX web site at www.astex.com.


                                     -MORE-



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Stockholder Suit
October 6, 2000
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MKS plans to file a Registration Statement on SEC Form S-4 in connection with the merger and MKS and ASTeX expect to mail a Joint Proxy Statement/Prospectus to their stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about MKS, ASTeX, the merger and related matters. These documents will be filed with the United States Securities and Exchange Commission. When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from MKS by directing your request to Ronald C. Weigner, Vice President and Chief Financial Officer of MKS at (978) 975-2350, or from John Tarrh, Vice President and Treasurer of ASTeX at (978) 284-4135.

MKS and ASTeX, and their respective directors, executive officers and certain members of management and employees may be soliciting proxies from MKS and ASTeX stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that MKS' and ASTeX's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:
This release contains forward-looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of industry business cycles, competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, general economic conditions, availability of raw materials, fluctuations in operating results, and other risks detailed from time to time in our filings with the Securities and Exchange Commission.


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